www.linkedin.com/in/justinkasad
(LinkedIn)
doorvest.com (Company)

Top Skills

PHP
MySQL
JavaScript

Languages

English (Native or Bilingual)
Gujarati (Professional Working)

Justin Kasad

Co-founder / CTO at Doorvest
San Francisco, California, United States

Summary

Full stack software developer and entrepreneur with experience building websites for several medium sized businesses as well as real experience building startups from idea conception and initial MVP to distributing and marketing a finished product.

Strengths:
- jQuery and Ajax intensive web applications.
- Mobile web Applications using UI Framework.
- NodeJS with Express Framework
- API implementation
- Wordpress integration.
- Github
- Domain and DNS management.
- Linux (Ubuntu) experience.

Specialties: HTML5, CSS3, Javascript, jQuery, jQuery Mobile, Ajax, NodeJS, Backbone.js, MySql, Phpmyadmin, UI design, SEO, Faebook connect SDK and Graph API, Twilio API, Google Maps API v3, Java, Problem solving, MS Office 2013, Win8, Linux and OSX experience.

Experience

Doorvest
Co-founder/CTO
July 2019 - Present (5 years 8 months)
San Francisco, California, United States

Healthline Media
Mobile Engineer
January 2015 - December 2019 (5 years)
San Francisco Bay Area

(Acquired by Red Ventures) Healthline is the largest and fastest growing consumer health publisher in the world, reaching 85 million people a month.

HealthTap
Front-end Engineer
February 2012 - December 2014 (2 years 11 months)
Palo Alto, CA

Development utilizing HTML5, CSS3, and JavaScript while leveraging the
Backbone framework and a Ruby on Rails backend.
UI/UX development to create a seamless customer experience on desktop,
tablet and mobile using responsive CSS techniques.
Utilized Phonegap to develop a fully functional iPad app.
Collaborated with an array of overseas teams to ensure seamless FE code.

3rd Node Inc.
Co-founder, CTO
February 2011 - October 2012 (1 year 9 months)

Co-founder of a company that develops software & mobile products as well
as offers consulting services for medium to large scale businesses. We turn
ideas into projects and find a way to approach the issue and what is required
to reach and end-goal solution specifically tailored to our clients.

Chegg Inc.
Engineering
June 2011 - December 2011 (7 months)
Santa Clara, CA

Assisted with the incorporation of several widgets including developing a
dynamic rating widget using jQuery and Ajax to allow students to rate their
classes. (Summer 2011)

Lead an Independent Project which pivoted between ideas for a marketplace
for college students called Swaapr, a book exchange platform for students.
The project was treated as a startup and I was responsible for the majority of
the back-end development as well as the implementation of relevant APIs such
as Google Maps and Facebook Connect.

Swaapr
CTO & Co-founder
June 2011 - December 2011 (7 months)
Santa Clara, CA

(acquired by Chegg) Co-Founder and CTO of a free social network for college
students to swap textbooks for other textbooks and equally valued goods.
Swaapr, in its inception, was called 1nightMe, an idea pitched at the Bay Area

Startup Weekend in May 2011 that won 1st place. Since May 2011, we have grown Swaapr to over 2000+ college campuses.

I built a custom MVC framework using PHP and MYSQL inspired by Zend Framework for this project and incorporated Chegg's API for a simple and elegant UI for adding textbooks to our service

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Education

UC Santa Barbara
Computer Science · (2008 - 2011)